

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2019

Andrew B. Nace
Executive Vice President, General Counsel, and Secretary
Valhi, Inc.
3 Lincoln Center
5430 LBJ Freeway, Suite 1700
Dallas, TX 75240-2697

      Re: Valhi, Inc.
          Registration Statement on Form S-3
          Filed March 11, 2019
          File No. 333-230189

Dear Mr. Nace:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing and
                  Construction